Filed by Trimeris, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the ''Securities Act'') and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the ''Exchange Act'')
Securities Act File Number: 333-175512
Subject Company: Trimeris, Inc.
Exchange Act File Number: 000-23155

Press Release of Synageva BioPharma Corp. Issued on September 1, 2011

SYNAGEVA BIOPHARMA CORP ENTERS DEVELOPMENT COLLABORATION

WITH MITSUBISHI TANABE PHARMA CORPORATION

— R&D partnership to develop protein therapeutic for orphan disease target —

LEXINGTON, Mass., USA, September 1, 2011— Synageva BioPharma Corp (“Synageva”) announced today that it has formed a research and development partnership with Mitsubishi Tanabe Pharma Corporation (Head Office; Osaka, Japan, “MTPC”) to develop a novel therapeutic for an undisclosed orphan disease using Synageva’s product development capabilities and proprietary protein expression platform.

The partnership will be based on Synageva’s expertise in the rare disease space and proprietary protein expression technology. The agreement stipulates an initial target for the research program. Under the terms of the agreement, Mitsubishi Tanabe Pharma will make an upfront payment of $3 million and will contribute additional research funds.

“This agreement illustrates Synageva’s strategy to help fund our internal product development by selectively forming partnerships to create therapeutics for rare diseases not targeted by our pipeline products,” said Sanj K. Patel, Synageva’s President and Chief Executive Officer. “We look forward to a productive partnership with Mitsubishi Tanabe Pharma that should result in a new treatment for a devastating condition.”

About Synageva BioPharma Corp.

Synageva is a clinical stage biopharmaceutical company focused on the discovery, development, and commercialization of therapeutic products for patients with life-threatening rare diseases and unmet medical need. SBC-102 has been granted orphan designations by the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”), and fast track designation by the FDA. Synageva has several protein therapeutics in its pipeline, including two enzyme replacement therapies for lysosomal storage disorders and two programs for life-threatening genetic conditions for which there are currently no approved treatments. The Company has assembled a team with a proven record of bringing orphan therapies to patients.

Further information regarding Synageva BioPharma Corp. is available at http://www.synageva.com.

About Mitsubishi Tanabe Pharma Corp.

Mitsubishi Tanabe Pharma Corporation is a research-driven pharmaceutical company based in Japan, specializing in research, development and marketing of globally competitive pharmaceutical products focused on the immune and inflammatory field, and the metabolism and cardiovascular field. Mitsubishi Tanabe Pharma contributes to the healthier lives of people around the world through the creation of pharmaceuticals.

http://www.mt-pharma.co.jp/e.

###

Contact for Synageva:

Kelley Forrest

Synageva BioPharma Corp.

Tel: (781) 357-9900

kelley.forrest@synageva.com

* * * * *

About Trimeris, Inc.

Trimeris, Inc. (NASDAQ: TRMS) pioneered the development of a class of antiviral drug treatments called fusion inhibitors. Trimeris’ currently marketed product is FUZEON, an anti-HIV fusion inhibitor which was developed by Trimeris in collaboration with Roche. Substantially all of Trimeris’ revenues are derived from its collaboration with Roche relating to FUZEON. For more information about Trimeris, please visit the company’s website at http://www.trimeris.com.

Important Merger Information and Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Trimeris or Synageva or the solicitation of any vote or approval. In connection with the proposed merger, Trimeris filed a Registration Statement on Form S-4, filed with the SEC on July 13, 2011 and amended on August 23, 2011 (the “Registration Statement”), which includes a preliminary joint proxy statement of Trimeris and Synageva and constitutes a preliminary prospectus of Trimeris. These materials are not yet final and will be further amended. The joint proxy statement/prospectus of Trimeris and Synageva will be mailed to the stockholders of Trimeris and Synageva once it is final.

Investors are strongly urged to read the definitive joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by Trimeris, because they will contain important information about Trimeris, Synageva and the proposed merger.

Investors and security holders of Trimeris and Synageva may obtain free copies of the joint proxy statement/prospectus for the proposed merger and other documents filed with the SEC by Trimeris through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Trimeris will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger by contacting Trimeris, Inc., Attn: James Thomas, Chief Financial Officer. Investors and security holders of Synageva will be able to obtain free copies of the joint proxy statement/prospectus for the merger by contacting Synageva BioPharma Corp., Attn: Secretary, 128 Spring Street, Suite 520, Lexington, MA 02421.

Trimeris and Synageva, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Trimeris and Synageva. Information regarding Trimeris’ directors and executive officers is contained in Trimeris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 14, 2011, and in its proxy statement prepared in connection with its 2010 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2010. Information regarding Synageva’s directors and officers and a more complete description of the interests of Trimeris’ and Synageva’s respective directors and officers in the proposed transaction is available in the Registration Statement.